Filed Pursuant to Rule 433
Registration Nos. 333-108156, 333-108156-01 and 333-108156-02
November 8, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 8, 2007)

Issuer:	Mississippi Power Company

Security:	Series 2007A 5.60% Senior Notes due November 15, 2017

Expected Ratings*:	A1/A/AA-(Moody’s/Standard & Poor’s/Fitch)

Size:	$35,000,000

Public Offering Price:	100.00%

Maturity:	November 15, 2017

Redemption Terms:	Make-whole call of T+20 basis points

Coupon:	5.60%

Interest Payment Dates:	May 15 and November 15 of each year beginning May 15, 2008

Format:	SEC Registered

Transaction Date:	November 8, 2007

Expected Settlement Date:	November 14, 2007 (T+3)

Underwriter:	Wachovia Capital Markets, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0759 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.